FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 31, 2002

CANON INC.

(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan

(Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X    Form 40-F

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No      X

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

I . Corporate Information
(1) Consolidated Financial Summary
(2) Principal Businesses
(3) Number of Employees
II. The Business
(1) Operating Results
(2) Managerial Issues to be Addressed
(3) R&D Expenditure
III. Property, Plant, and Equipment
(1) Capital Investment
(2) Prospect of Capital Investment in fiscal 2003
IV . Shares
(1) Shares
(2) Major Shareholders
(3) Stock Price Transition
V . Changes in Directors
VI . Financial Statements

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC. (Registrant)

Date	April 11, 2003.	By	/s/ Shunji Onda (Signature)*

Shunji Onda General Manager, Finance Division Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1.	Annual Report filed with the Japanese government pursuant to the Securities and Exchange Law of Japan for the fiscal year ended December 31,2002

[English summary with full translation of consolidated financial information]

Annual Report filed with the Japanese government
pursuant to the Securities and Exchange Law of Japan

For the fiscal year ended
December 31, 2002

CANON INC.
Tokyo, Japan

CONTENTS

		Page.

I	Corporate Information	2
	(1) Consolidated Financial Summary	2
	(2) Principal Businesses	3
	(3) Number of Employees	4
II	The Business	5
	(1) Operating Results	5
	(2) Managerial Issues to be Addressed	8
	(3) R&D Expenditure	8
III	Property, Plant and Equipment	9
	(1) Capital Investment	9
	(2) Prospect of Capital Investment in fiscal 2003	9
IV	Shares	10
	(1) Shares	10
	(2) Major Shareholders	10
	(3) Stock Price Transition	11
V	Changes in Directors	11
VI	Financial Statements	12

Disclaimer Regarding Forward-Looking Statements

This annual report includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) concerning Canon Inc. and its subsidiaries. To the extent that statements in this annual report do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of Canon in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Canon’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Canon undertakes no obligation to publicly update any forward-looking statements after the date of this annual report. Investors are advised to consult any further disclosures by Canon in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to, exchange rate fluctuations; the uncertainty of Canon’s ability to implement its plans to localize production and other measures to reduce the impact of exchange rate fluctuations; uncertainty as to economic condition, in Canon’s major markets; uncertainty of continued demand for Canon’s high-value-added products; uncertainty as to the recovery of computer and related markets; uncertainty of recovery in demand for Canon’s semiconductor production equipment; Canon’s ability to continue to develop products and to market products that incorporate new technology on a timely basis, are competitively priced and achieve market acceptance; the possibility of losses resulting from foreign currency transactions designed to reduce financial risks from changes in foreign exchange rates; and inventory risk due to shifts in market demand.

Note:	Certain information that has been previously filed with the SEC in other reports, including English summaries of non-consolidated (parent company alone) financial information, is not included in this English translation.

I.	Corporate Information

(1)	Consolidated Financial Summary

	Millions of Yen (except per share amounts)

	Year ended December 31

	1998	1999	2000	2001	2002

Net sales	2,736,084	2,530,896	2,696,420	2,907,573	2,940,128
Income before income taxes	239,513	156,072	227,196	281,566	330,017
Net income	109,569	70,234	134,088	167,561	190,737
Stockholders’ equity	1,155,520	1,202,003	1,298,914	1,458,476	1,591,950
Total assets	2,728,329	2,587,532	2,832,125	2,844,756	2,942,706
Net assets per share (Yen)	1,327.72	1,379.15	1,483.41	1,664.52	1,813.65
Earnings per share: basic (Yen)	126.10	80.66	153.66	191.29	217.56
Earnings per share: diluted (Yen)	123.93	79.50	151.51	188.70	214.80
Stockholders’ equity / total assets (%)	42.4	46.5	45.9	51.3	54.1
Net income / Stockholders’ equity (%)	9.7	6.0	10.7	12.2	12.5
Stock Price earnings ratio (times)	19.2	50.3	26.0	23.6	20.5
Cash flows from operating activities	279,220	308,917	346,616	305,752	448,950
Cash flows from investing activities	(247,947)	(200,982)	(212,804)	(192,592)	(230,220)
Cash flows from financing activities	(177,862)	(122,823)	(100,597)	(121,228)	(183,714)
Cash and cash equivalents at end of period	499,182	480,453	493,962	506,234	521,271
Number of employees	79,799	81,009	86,673	93,620	97,802

Notes:

1	The Company’s consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States.

2	Consumption tax is excluded from the stated amount of Net sales.

3	From the fiscal year ended December 31, 1999 (fiscal 1999), Canon has applied SFAS No.115, “Accounting for Certain Investments in Debt and Equity Securities”, and applied retroactively to the consolidated financial statements for the prior year.

4	From the fiscal year ended December 31, 2001 (fiscal 2001), Canon has applied new accounting standards for sales incentives, and applied retroactively to the consolidated financial statements for the prior year.

(2)	Principal Businesses

The Canon Group consists primarily of the parent company, Canon Inc., 195 consolidated subsidiaries and 19 affiliated companies. Canon is one of the world’s leading manufacturers of copying machines, laser beam printers, bubble jet printers and steppers and is also engaged in sales and marketing activities around the world. Although research and development is conducted primary by Canon Inc., manufacturing is spread between Canon Inc. and its manufacturing subsidiaries in Japan and overseas with links to specific business segments. Marketing and distribution activities are conducted mainly through sales subsidiaries, which have responsibility for specific geographic areas. In Japan, Canon’s products are mainly sold through Canon Sales Co., Inc. In overseas, Canon sells its products mainly through Canon U.S.A. Inc., Canon Europa N.V., Canon (UK) Ltd., Canon France S.A., Canon Deutschland GmbH and Canon Singapore Pte. Ltd.

The main products and main manufacturing companies for each business segment are as follows:

The Business machine product group

Copying machines
Copying machines include analog, digital, color and personal models, etc.

Computer peripherals
Computer peripherals include mainly laser beam printers, bubble jet printers and scanners, etc.

Business systems
Business systems include fax machines, micrographic equipment, personal computers and calculators, etc.

The main manufacturing companies for the business machine product group are as follows:

Canon Inc.
Canon Electronics Inc.
Canon Aptex Inc.
Copyer Co., Ltd
Canon N.T.C., Inc.
Canon Components, Inc.
Nisca Corporation
Canon Chemicals Inc.
Nagahama Canon Inc.
Canon Precision Inc.
Oita Canon Materials Inc.
Ueno Canon Materials Inc.
Canon Virginia, Inc.
Canon Giessen GmbH
Canon Bretagne S.A.S.
Canon Dalian Business Machines, Inc.
Canon Zhuhai, Inc.
Canon Zhongshan Business Machines Co., Ltd.
Canon (Suzhou) Inc.
Canon Electronic Business Machines (H.K.) Co., Ltd.
Canon Hi-Tech(Thailand) Ltd.
Canon Vietnam Co.,Ltd.
*Lotte Canon Co.,Ltd.

The Camera product group

Cameras
The camera product group includes cameras, video camcorders and digital cameras, etc.

The main manufacturing companies for the camera product group are as follows:

Canon Inc. Oita Canon Inc. Canon Inc., Taiwan Canon Opto (Malasia) Sdn.Bhd. Canon Zhuhai, Inc.

The Optical and other products product group

Optical and other products
The optical and other products product group includes steppers for semiconductor chip production and aligners used in the production of liquid crystal displays, television broadcasting lenses and medical equipment, etc.

The main manufacturing companies for the Optical and other products product group are as follows:

Canon Inc. Canon Electronics Inc. Canon Components, Inc. Nagahama Canon Inc. Canon Precision Inc. *TECH Semiconductor Singapore. Pte. Ltd.

          Notes:
1	Companies with asterisk(*) are affiliated companies that are accounted for on equity basis.
2	Canon Aptex Inc. and Copyer Co., Ltd have merged and became Canon Finetech Inc. on January 1, 2003.

(3)	Number of Employees

            Canon’s number of employees by product group are summarized as follows:

Number of Employees by product group	As of Dec. 31, 2002

Business Machines	67,782
Cameras	13,746
Optical and other products	11,552
Corporate	4,722

Total	97,802

II.	The Business

(1)	Operating Results

Looking back at the global economy in 2002, at the beginning of the year the U.S. economy pointed to signs of an economic upturn, led mainly by progress made in the area of inventory adjustment. In the second half of the year, however, the economic recovery in the United States began losing its momentum, owing to deterioration in consumer confidence, which resulted in sluggish consumer spending; and the collapse of several major companies, which led to a decline in business confidence. While European economies recovered moderately overall in 2002, the pace of recovery decelerated in Germany and France during the latter half of the year. In Asia, China’s economy continued to grow substantially while the other economies in the region sustained modest growth. The Japanese economy remained stagnant throughout the year with no signs of a recovery amid the harsh backdrop of falling stock prices and growing uncertainty over prospects of a recovery in the global economy, especially in the United States.

As for the markets in which the Canon Group operates, flagging global demand for personal computers resulted in reduced demand for printers and other IT-related equipment while corporate-use digital copying machines, especially multifunction and color machines, posted favorable results. The digital camera and digital video camcorder markets continued to show strong growth in Japan and overseas, supported by robust demand. In the field of semiconductor-production equipment, price declines in the memory device market due to weak sales of personal computers inhibited a recovery in capital spending by chip manufacturers. The average value of the yen in 2002 was ¥124.73 to the U.S. dollar, and ¥118.39 to the euro, a depreciation of 3% and 8%, respectively, compared with the previous year.

Amid these conditions, Canon’s consolidated net sales in 2002 totaled ¥2,940.1 billion, a 1.1% increase from the previous year, owing to a significant rise in sales of digital cameras and digital video camcorders, and steady growth in the copying machine segment. Net income also rose 13.8% to ¥190.7 billion. The results mark record highs for the company in both consolidated net sales and net income, and the third consecutive year of sales and profit growth. Canon’s gross profit ratio during the term improved 3.6% to 47.6%, reflecting the positive effects of R&D reformation activities, which have realized significantly shortened product-development lead times, making possible the launch of successive competitive new products for consistently stable product prices; along with cost reductions achieved through continued production-reformation activities, and the lower value of the yen. Selling, general and administrative expenses rose 5.5% from the previous year as R&D expenditures grew 6.9% to ¥233.7 billion. Selling expenses also increased due to advertising and sales promotion costs. As a result of the above, operating profit in 2002 totaled ¥346.4 billion , reflecting double digit growth of 22.9%.

In the area of other income and expenses, the promotion of cash flow management has bolstered financial strength, making possible an improvement in net interest income of ¥3.6 billion compared with the previous year, achieving a positive figure in this category for the first time. Currency exchange losses, however, increased by ¥8.7 billion to ¥23.5 billion while securities contributed to the company’s retirement benefit trust in the previous year realized a ¥15.5 billion gain. Consequently, non-operating income and expenses worsened by ¥16.1 billion from the previous year. As a result of the above, income before income taxes totaled ¥330.0 billion, a year-on-year increase of 17.2%, and net income also grew by 13.8% to ¥190.7 billion.

The Company’s annual results by business segment are summarized as follows:

In the business machine segment, Canon’s imageRUNNER-series lineup of 16 to 105 copy-per-minute digital networked black-and-white multifunction copying machines showed steady sales growth in 2002. In particular, the mid-range iR2200/2800/3300 series and the high-end iR5000/6000 series, iR7200 and iR105 model recorded healthy sales during the term. While the color copying machine market showed some growth during the year, reflecting the growing acceptance of color office documents, sales of Canon color copying machines decreased slightly in 2002 due to a decrease in unit sales of high-end models. Overall, year-on-year sales of copying machines realized an increase of 5.2%. In the field of computer peripherals, the introduction of new Bubble Jet printer products, such as the BJ S500/300-series lineup and PIXUS 950i/550i models, contributed to strong sales of bubble jet printers in the Japanese and U.S. markets while laser beam printer sales declined due to inventory adjustment by Canon’s OEM partner in the first half of 2002. As a result, computer peripheral sales overall suffered a slight decline of 0.7%. Within the business system sub-segment, including facsimile machines, micrographics and calculators, facsimile machine sales grew steadily, supported by strong sales of multifunction models. The negative impact of declining personal computer sales in Japan, however, resulted in a 12.0% decrease in sales of business systems. Consequently, sales of business machines overall remained at approximately the same level as for the previous year, increasing by 0.1% to ¥2,226.2 billion. Cost-cutting measures, however, along with healthy sales of price-competitive mid-range and high-end copying machines and bubble jet printers favorably affected the operating profit ratio. As a result, operating profit for the business machine segment increased by 22.7% to ¥411.0 billion.

Within the camera segment, demand for digital cameras continued to be strong worldwide, with the successive launches of new compact PowerShot-series and IXY DIGITAL-series models bolstering Canon’s lineup and contributing to a significant increase in sales. Also well received by the market were the EOS D60 and EOS-1Ds digital SLR models, which were introduced last year as well. By comparison, sales of conventional film cameras continued to slip in 2002 amid the increasing popularity of digital models and price competition. Sales of digital video camcorders continued to show substantial growth through the introduction of new ZR-series, Elura-series and Optura-series models. Consequently, camera sales overall enjoyed double-digit 27.4% growth in 2002, totaling ¥485.8 billion. Greatly improved profitability for camera products, realized through the rapid rise in sales of digital cameras and video camcorders coupled with effective cost-cutting measures and a decline in the price of electronic components, boosted operating profit in the camera segment by 94.5% to ¥70.3 billion.

Sales of optical and other products decreased by 24.6% to ¥228.2 billion due to a drop in demand for semiconductor-production equipment, reflecting the restrained capital spending by memory device manufacturers. Optical and other products, which recorded an operating profit of ¥23.9 billion in 2001, suffered operating losses of ¥11.7 billion in 2002.

Annual results by domestic and overseas company location are summarized as follows:

Japan

Sales of group companies located in Japan decreased 8.1% to ¥789.1 billion, mainly due to a decline in semiconductor-production equipment and personal computer sales. This was despite expanded sales of digital copying machines and digital cameras. Geographical operating profit rose 15.5% to ¥396.3 billion.

Americas

Sales increased 2.4% to ¥1,007.6 billion. The negative impact of a decline in laser beam printer and semiconductor production equipment sales was offset by increased sales of digital cameras, digital video camcorders and digital copying machines. Geographical operating profit also rose by 52.3% to ¥47.8 billion.

Europe

Sales increased 5.9% to ¥852.9 billion. Strong sales of digital copying machines and digital cameras were more than sufficient to offset weak sales of semiconductor production equipment. Geographical operating profit rose sharply by 1673.5% to ¥21.2 billion.

Asia and others

Sales increased 11.7% to ¥290.6 billion, mainly due to an increase in digital camera and digital copying machine sales. Geographical operating profit also rose by 35.7% to ¥18.1 billion.

Cash Flows

Cash and cash equivalents increased by ¥15.0 billion from the end of the previous year, to ¥521.3 billion at the end of 2002.

Cash flows from operating activities

Cash flow from operating activities in 2002 increased by ¥143.2 billion from the previous year to ¥448.9 billion, mainly due to the increase in net income and the reduction of working capital.

Cash flows from investing activities

Cash flow from investing activities in 2002 increased by ¥37.6 billion from the previous year to ¥230.2 billion. Capital expenditure totaled ¥198.7 billion, a decrease of ¥9.0 billion, mainly used for the development of the company’s headquarters facilities and construction of a new factory for manufacturing copying machines in Suzhou, China. At the same time, the purchase of outstanding stock of Canon System and Support Inc., Canon N.T.C., Inc., and Canon (Schweiz) AG from their minority shareholders to realize full ownership of the three subsidiaries totaled ¥21.1 billion. As a result, free cash flow, or cash flow from operating activities minus cash flow from investing activities, remained positive at ¥218.7 billion, marking the fourth consecutive year that Canon has maintained a free cash flow of over ¥100.0 billion.

Cash flows from financing activities

Cash flow from financing activities recorded an outlay of ¥183.7 billion, mainly as a result of active efforts to repay short-term loans toward the goal of improving Canon’s financial position. This accompanied by the redemption of the company’s straight bonds of ¥37.0 billion in 2002.

(2)	Managerial Issues to be Addressed

Regarding the business environment that Canon will be facing, severe circumstances are expected to continue without the global economy showing any signs of recovery. Canon has positioned 2003, the third year of Phase II (2001-2005) of the “Excellent Global Corporation Plan” as the year for carrying through structural reforms toward the target year of 2005 and will thus implement diverse measures in order to attain or objectives for 2005.

First of all, we will advance further operational reforms throughout the development, production, and headquarter management divisions to extensively promote higher productivity and the elimination of wastefulness. Especially in schedules and raise the quality of design as well as to substantially reduce production costs by the early introduction of digital prototyping without the manufacture of actual prototypes. As for production, we will continue activities to reform production and focus on the development of innovative factory automation equipment.

Regarding sales, we will support the implementation of sales reforms, such as structural reforms of each of our sales subsidiaries and the strengthening of sales channels, and reinforce our solutions business, with a special emphasis on improving our capacity to address the hardware aspects of our customers needs.

As a result of these activities, we hope to further consolidate the structures that will enable Canon to release competitive and progressive products of high added value ahead of our rivals. In addition, we will work in close collaboration with member companies of the Canon group toward the diversification of business operations by, for example, implementing structural reforms to strengthen the autonomous operations of manufacturing subsidiaries in Japan and launching original regional business towards the establishment of a global tripolar organization. Moreover, because we perceive environmental preservation and management as inseparable activities, we will continue to ambitiously engage in the development of ecology-conscious products, the enhancement of recycling systems, increased green procurement, and similar initiatives.

(3)       R&D Expenditure

Canon has positioned 2002, the second year of PhaseII (2001-2005) of the “Excellent Global Corporation Plan”. Canon has been making efforts to build R&D capacity which enables us to acquire a top share in every main business area and creates new business opportunities one after another by the year of 2005. Canon’s R&D expenditures for the fiscal 2002 totaled ¥233,669 million.

R&D expenditures by product group are summarized as follows:

	Millions of Yen

R&D Expenditure by product group	2002	2001

Business Machines	110,290	108,150
Cameras	25,975	22,527
Optical and other products	20,632	18,090
Corporate	76,772	69,849

Total	233,669	218,616

III.	Property, Plant, and Equipment

(1)	Capital Investment

During the year ended December 31, 2002, the Company invested a total of ¥198,702 million in property, plant and equipment, with emphasis on production facilities in such strategically important areas as key components and devices, business machines products and optical products equipment. Capital investment by product is summarized as follows:

Product group	Millions of Yen	Principal use

Business Machines	104,877	Enhancing of the production capacity and laborsaving facilities
Cameras	15,627	Enhancing of the production capacity and laborsaving facilities
Optical products and other products	23,767	Enhancing of the production capacity
Corporate	54,431	Rationalization of the R&D and administration facilities

Total	198,702

(2)	Prospect of Capital Investment in fiscal 2003

Product group	Millions of Yen

Business Machines	119,000
Cameras	20,000
Optical products and other products	32,400
Corporate	33,600

Total	205,000

IV.	Shares

(1)	Shares

Total number of authorized shares is 2,000,000,000 shares.
The common stock of the Company is listed on the Tokyo, Osaka, Nagoya, Fukuoka, Sapporo, Frankfurt and New York stock exchanges.
Total outstanding shares, capital stock and number of shareholders are as follows:

	As of the end of	Increase/Decrease	As of the end of
	the Previous Term	during This Term	This Term

Total outstanding shares (share)	876,282,332	2,853,912	879,136,244
Capital stock (Yen)	165,287,130,134	1,955,303,448	167,242,433,582
Number of shareholders (person)	37,693	-3,545	34,148

Notes:	The increase of the total outstanding shares during this term reflects the conversion of convertible debt into shares and the share exchange between the Company and Canon Components, Inc. as of May 1,2002, and the increase in capital stock reflects the conversion of convertible debt into shares.

(2)       Major Shareholders

Shareholders that hold shares over 5% of the outstanding shares are as follows:

		(as of Dec. 31, 2002)
	Number of shares held	Number of shares held /
	(thousands of shares)	Number of shares issued

The Dai-Ichi Mutual Life Insurance Co.	59,090	6.72%
Japan Trustee Services Bank, Ltd. (Trust Account)	48,428	5.50%
The Master Trust Bank of Japan, Ltd. (Trust Account)	46,034	5.24%
State Street Bank and Trust Company	39,905	4.54%
Mizuho Corporate Bank, Ltd.	32,784	3.73%
Euroclear Bank SA/NV	30,791	3.50%
The Chase Manhattan Bank, N.A. London	28,838	3.28%
Boston Safe Deposit BSDT Treaty Clients Omnibus	24,270	2.76%
Moxley and Co.	23,783	2.71%
The Chase Manhattan Bank, N.A. London Secs Lending Omnibus Account	23,373	2.66%

		(as of Dec.31,2001)
	Number of shares held	Number of shares held /
	(thousands of shares)	Number of shares issued

The Dai-Ichi Mutual Life Insurance Co.	66,114	7.54%
State Street Bank and Trust Company	45,401	5.18%
Japan Trustee Services Bank, Ltd. (Trust Account)	44,321	5.06%
The Mitsubishi Trust and Banking Corporation (Trust Account)	29,575	3.38%
The Chase Manhattan Bank, N.A. London	29,334	3.35%
The Fuji Bank, Ltd.	28,150	3.21%
The Chase Manhattan Bank, N.A. London Secs Lending Omnibus Account	25,298	2.89%
Moxley and Co.	22,265	2.54%
Boston Safe Deposit BSDT Treaty Clients Omnibus	21,301	2.43%
The Toyo Trust and Banking Co., Ltd. (Trust Account A)	20,004	2.28%

(3)	Stock Price Transition

The following table sets forth the yearly reported high and low sales prices of the Company’s common stock on the Tokyo Stock Exchange from fiscal 1998 to fiscal 2002:

					(Yen)
	1998	1999	2000	2001	2002

High	3,400	4,200	5,620	5,330	5,250
Low	1,930	2,170	3,400	3,150	3,620

The following table sets forth the monthly reported high and low sales prices of the Company’s common stock on the Tokyo Stock Exchange for the second half of fiscal 2002:

						(Yen)
	July	August	September	October	November	December

High	4,590	4,490	4,330	4,540	4,810	4,850
Low	3,660	3,860	3,750	3,620	4,420	4,200

V.	Changes in Directors

     Newly-appointed Directors

Director	Katsuichi Shimizu	(Deputy Chief Executive, Office Imaging Products Operations)
Director	Ryoichi Banba	(Executive Vice President, Canon U.S.A., Inc.)
Director	Tomonori Iwashita	(Group Executive, Photo Products Group)
Director	Toshio Honma	(Deputy Chief Executive, i Printer Products Operations)
Director	Shigeru Imaiida	(Senior General Manager, Production Engineering Center)

     Retired Directors

Adviser	Toru Takahashi
Adviser	Muneo Adachi

     Promoted Directors

Senior Managing Director	Kinya Uchida	(President, Canon U.S.A., Inc.)
Senior Managing Director	Akira Tajima	(Chief Executive, Optical Products Operations)
Senior Managing Director	Tsuneji Uchida	(Chief Executive, Image Communication Products Operations)
Managing Director	Akiyoshi Moroe	(Group Executive, General Affairs Headquarters)
Managing Director	Kunio Watanabe	(Group Executive, Corporate Planning Development Headquarters)
Managing Director	Ikuo Soma	(Chief Executive, Office Imaging Products Operations)

VI.	Financial Statements

Index of Consolidated Financial Statements of Canon Inc. and Subsidiaries:

CANON INC. AND SUBSIDIARIES
Consolidated Balance Sheets
December 31, 2002 and 2001

	Millions of yen

	2002	2001

Assets
Current assets:
Cash and cash equivalents (note 6)	521,271	506,234
Marketable securities (note 3)	7,255	4,772
Notes Receivables (note 6)	26,456	43,563
Accounts Receivables (note 6)	484,162	424,163
Allowance for doubtful receivables	(12,031)	(11,091)
Finished goods (note 6)	288,592	323,910
Work in process	127,769	106,255
Raw materials	15,890	18,135
Prepaid expenses and other current assets (note 8)	245,610	214,353

Total current assets	1,704,974	1,630,294

Noncurrent receivables (note 15)	20,568	21,125
Investments
Investments in Affiliated Companies (note 5)	30,007	32,879
Other (note 3)	34,030	33,289

Total Investments	64,037	66,168
Property, plant and equipment (note 6)
Land	167,848	157,251
Buildings	743,473	691,661
Machinery and equipment	962,037	936,281
Construction in progress	34,640	61,039

Subtotal	1,907,998	1,846,232
Accumulated depreciation	(1,077,694)	(1,025,107)
Net Property, plant and equipment	830,304	821,125
Other Assets (notes 4, 7, and 8)	322,823	306,044

Total assets	2,942,706	2,844,756

Liabilities and Stockholders’ Equity
Current liabilities:
Short-term loans (note 6)	47,748	146,356
Long-term debt due within one year (note 6)	19,006	53,748
Notes Payables	62,894	86,432
Accounts Payables	345,570	268,014
Income Taxes (note 8)	80,169	65,324
Accrued expenses (note 15)	154,621	157,335
Other current liabilities (note 8)	91,832	76,974

Total current liabilities	801,840	854,183

Long-term debt, excluding current installments (note 6)	81,349	95,526
Accrued pension and severance cost (note 7)	285,129	237,537
Other noncurrent liabilities (note 8)	26,193	17,645

Total liabilities	1,194,511	1,204,891

	Millions of yen

	2002	2001

Minority interests	156,245	181,389

Stockholders’ equity:
Common stock (notes 6 and 9)	167,242	165,287
(Authorized shares)	(2,000,000,000)	(2,000,000,000)
(issued shares)	(879,136,244)	(876,282,332)
Additional paid-in capital (notes 6 and 9)	394,088	392,456
Retained earnings
Legal reserve (note 10)	38,803	38,330
Retained earnings (notes 5, 8 and 10)	1,164,445	997,848

Total Retained earnings	1,203,248	1,036,178

Accumulated other comprehensive income (loss) (notes 3, 7, 8, 12 and 14)	(166,467)	(135,168)
Treasury stock at cost	(6,161)	(277)
(Number of shares)	(1,373,557)	(69,889)
Total stockholders’ equity	1,591,950	1,458,476

Total liabilities and stockholders’ equity	2,942,706	2,844,756

CANON INC. AND SUBSIDIARIES
Consolidated Statements of Income
Years ended December 31, 2002 and 2001

	Millions of yen

	2002	2001

Net sales	2,940,128	2,907,573

Cost of sales	1,540,097	1,626,959

Gross profit	1,400,031	1,280,614

Selling, general and administrative expenses	1,053,672	998,775

Operating profit	346,359	281,839

Other income (deductions):
Interest and dividend income	9,198	9,571
Interest expense	(6,788)	(10,712)
Other, net	(18,752)	868

	(16,342)	(273)

Income before income taxes and minority interests	330,017	281,566

Income taxes (note 8)	134,703	115,154

Income before minority interests	195,314	166,412

Minority interests	4,577	2,543

Income before cumulative effect of change in accounting principle	190,737	163,869

Cumulative effect of change in accounting principle, net of tax (note 1(p))	—	3,692

Net income	190,737	167,561

	Yen

Earnings per share (notes 1(r) and 13):
Basic:
Income before cumulative effect of change in accounting principle	217.56	187.07
Cumulative effect of change in accounting principle	—	4.22

Net income	217.56	191.29

Diluted:
Income before cumulative effect of change in accounting principle	214.80	184.55
Cumulative effect of change in accounting principle	—	4.15

Net income	214.80	188.70

Dividends per common share (note 10)	30.00	25.00

CANON INC. AND SUBSIDIARIES
Consolidated Statements of Stockholders’ Equity
Years ended December 31, 2002 and 2001

	Millions of yen

	2002	2001

Common stock:
Balance at beginning of year	165,287	164,796
Conversion of convertible debt (notes 9 and 11)	1,955	491

Balance at end of year	167,242	165,287

Additional paid-in capital:
Balance at beginning of year	392,456	391,939
Conversion of convertible debt and other (notes 9 and 11)	1,953	517
Share issued for acquisition of minority interest (notes 9 and 11)	1,052	—
Capital transactions by consolidated subsidiaries	(1,373)	—

Balance at end of year	394,088	392,456

Legal reserve:
Balance at beginning of year	38,330	35,584
Transfers from retained earnings (note 10)	477	2,746
Other	(4)	—

Balance at end of year	38,803	38,330

Retained earnings:
Balance at beginning of year	997,848	853,177
Net income for the year	190,737	167,561
Cash dividends (note 10)	(23,663)	(20,144)
Transfers to legal reserve (note 10)	(477)	(2,746)

Balance at end of year	1,164,445	997,848

Accumulated other comprehensive income (loss) (notes 3, 7, 8, 12 and 14):
Balance at beginning of year	(135,168)	(146,582)
Other comprehensive income (loss) for the year, net of tax	(31,299)	11,414

Balance at end of year	(166,467)	(135,168)

Treasury stock:
Balance at beginning of year	(277)	—
Purchase	(5,884)	(277)

Balance at end of year	(6,161)	(277)

Total stockholders’ equity	1,591,950	1,458,476

Disclosure of comprehensive income:
Net income for the year	190,737	167,561
Other comprehensive income (loss) for the year, net of tax (note 12)	(31,299)	11,414

Total comprehensive income for the year	159,438	178,975

CANON INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
Years ended December 31, 2002 and 2001

	Millions of yen

	2002	2001

Net income	190,737	167,561
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	165,260	152,300
Loss on disposal of property, plant and equipment	13,137	20,323
Gain on securities contributed to retirement benefit trust (notes 3 and 7)	—	(15,536)
Deferred income taxes	(1,788)	2,172
Decrease (increase) in trade receivables	(47,077)	47,844
Decrease in inventories	14,029	73,858
Increase (decrease) in trade payables	64,040	(161,157)
Increase in income taxes	14,935	10,561
Increase in accrued expenses	12,901	2,177
Other, net	22,776	5,649

Net cash provided by operating activities	448,950	305,752

Cash flows from investing activities:
Capital expenditure	(198,702)	(207,674)
Proceeds from sale of property, plant and equipment	11,971	10,224
Payment for purchase of available-for-sale securities	(2,751)	(9,225)
Proceeds from sale of available-for-sale securities	1,099	9,473
Payment for purchase of other investments	(30,331)	(2,452)
Other	(11,506)	7,062

Net cash used in investing activities	(230,220)	(192,592)

CANON INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
Years ended December 31, 2002 and 2001

	Millions of yen

	2002	2001

Cash flows from financing activities (note 11):
Proceeds from long-term debt	10,609	7,417
Repayment of long-term debt	(60,690)	(40,423)
Decrease in short-term loans	(101,125)	(64,292)
Dividends paid (note 10)	(23,663)	(20,144)
Payment for purchase of treasury stock	(5,884)	(277)
Other	(2,961)	(3,509)

Net cash used in financing activities	(183,714)	(121,228)

Effect of exchange rate changes on cash and cash equivalents	(19,979)	20,340

Net change in cash and cash equivalents	15,037	12,272
Cash and cash equivalents at beginning of year	506,234	493,962

Cash and cash equivalents at end of year	521,271	506,234

Supplementary Information

Cash paid during the year for:
Interest	6,890	10,722
Income taxes	121,556	102,421

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

(1)	Basis of Presentation and Significant Accounting Policies

(a)	Basis of Presentation

The Company and its domestic subsidiaries maintain their books of account in conformity with financial accounting standards of Japan. Foreign subsidiaries maintain their books in conformity with financial accounting standards of the countries of their domicile.

The accompanying consolidated financial statements reflect the adjustments which management believes are necessary to conform them with accounting principles generally accepted in the United States of America.

In the accompanying consolidated financial statements, the segment information is disclosed in conformity with financial accounting standards of Japan, but not disclosed under accounting principles generally accepted in the United States of America.

The number of the consolidated subsidiaries and the affiliated companies that were accounted for on the equity basis for the year ended December 31, 2002 and 2001 are summarized as follows:

	2002	2001

Consolidated subsidiaries	195	203
Affiliated companies that were accounted for on the equity basis	19	21

Total	214	224

(b)	Description of Business

The Company and subsidiaries (collectively “Canon”) is a high-technology oriented company which operates globally and has numerous core businesses. Originally a 35mm camera maker, Canon is now one of the world’s leading manufacturers in other fields, such as copying machines and computer peripherals, mainly laser beam and bubble jet printers. Canon’s products also include business systems such as faxes, computers, micrographics and calculators. Canon’s camera business consists mainly of SLR cameras, compact cameras, digital cameras and video camcorders. Optical related products include steppers and aligners used in semiconductor chip production, broadcasting lenses and medical equipment. Canon’s sales in the year ended December 31, 2002 were distributed as follows: copying machines- 32%, computer peripherals- 35%, business systems- 9%, cameras- 16%, and optical and other products- 8%.

Sales are made principally under the Canon brand name, almost entirely through sales subsidiaries. These subsidiaries are responsible for marketing and distribution and primarily sell to retail dealers in their geographical area. Approximately 73% of consolidated net sales in the year ended December 31, 2002 were generated outside Japan, with 34% in the Americas, 29% in Europe and 10% in other areas.

Canon’s manufacturing operations are conducted primarily at 17 plants in Japan and 14 overseas plants which are located in the United States, Germany, France, Taiwan, China, Malaysia, Thailand, and Vietnam.

Canon sells laser beam printers on an OEM basis to Hewlett-Packard Co.; such sales constituted approximately 21% of consolidated sales for the year ended December 31, 2002.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

(c)	Cash Equivalents

For purposes of the statements of cash flows, Canon considers all highly-liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

(d)	Translation of Foreign Currencies

Foreign currency financial statements have been translated in accordance with Statement of Financial Accounting Standards No. 52 (“SFAS 52”), “Foreign Currency Translation”. Under SFAS 52, assets and liabilities of the Company’s subsidiaries located outside Japan are translated into Japanese yen at the rates of exchange in effect at the balance sheet date. Gains and losses resulting from translation of financial statements are excluded from the consolidated statement of income and are reported in other comprehensive income (loss). Income and expense items are translated at the average exchange rates prevailing during the year. Gains and losses resulting from other foreign currency transactions are included in other income (deductions).

(e)	Marketable Securities and Investments

Canon classifies its debt and equity securities into one of three categories: trading, available-for-sale, or held-to-maturity securities. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity securities are those securities in which Canon has the ability and intent to hold the security until maturity. All securities not included in trading or held-to-maturity are classified as available-for-sale.

Trading and available-for-sale securities are recorded at fair value. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses on trading securities are included in earnings. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of other comprehensive income until realized.

(f)	Inventories

Inventories are stated at the lower of cost or market. Cost is determined principally by the average method for domestic inventories and the first-in, first-out method for overseas inventories.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

(g)	Impairment of Long-Lived Assets

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144 (“SFAS 144”), “Accounting for the Impairment or Disposal of Long-Lived Assets”. SFAS 144 provides a single accounting model for long-lived assets to be disposed of. SFAS 144 also changes the criteria for classifying an asset as held for sale; and broadens the scope of businesses to be disposed of that qualify for reporting as discontinued operations and changes the timing of recognizing losses on such operations. Canon adopted SFAS 144 on January 1, 2002. The adoption of SFAS 144 did not have a material affect on Canon’s consolidated financial position and results of operations.

In accordance with SFAS 144, long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

Prior to the adoption of SFAS 144, Canon accounted for long-lived assets in accordance with Statement of Financial Accounting Standards No. 121 (“SFAS 121”), “Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of”.

(h)	Depreciation

Depreciation is calculated principally by the declining-balance method over the estimated useful lives of the assets. The depreciation period ranges from 3 years to 60 years for buildings and 2 years to 20 years for machinery and equipment.

(i)	Goodwill and Other Intangible Assets

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141 (“SFAS 141”), “Business Combinations”, and Statement of Financial Accounting Standards No. 142 (“SFAS 142”), “Goodwill and Other Intangible Assets”. SFAS 141 requires that the purchase method of accounting be used for all business combinations completed after June 30, 2001. SFAS 141 also specifies the types of acquired intangible assets that are required to be recognized and reported separately from goodwill and those acquired intangible assets that are required to be included in goodwill. SFAS 142 requires that goodwill no longer be amortized, but instead tested for impairment at least annually. SFAS 142 also requires recognized intangible assets be amortized over their respective estimated useful lives and reviewed for impairment in accordance with SFAS 144. Any recognized intangible asset determined to have an indefinite useful life is not to be amortized, but instead tested for impairment until its life is determined to no longer be indefinite.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Canon adopted the provision of SFAS 141 and SFAS 142 on January 1, 2002. In connection with the transitional goodwill impairment evaluation, SFAS 142 required Canon to perform an assessment of whether there was an indication that goodwill is impaired as of the date of adoption. To accomplish this, Canon was required to identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of January 1, 2002. Canon was required to determine the fair value of each reporting unit and compare it to the carrying amount of the reporting unit within six months of January 1, 2002. To the extent the carrying amount of a reporting unit exceeded the fair value of the reporting unit, Canon would be required to perform the second step of the transitional impairment test, as this is an indication that the reporting unit goodwill may be impaired. The second step was required for three reporting units. In this step, Canon compared the implied fair values of the reporting units goodwill with the carrying amounts of the reporting units goodwill, both of which were measured as of the date of adoption. The implied fair values of goodwill were determined by allocating the fair values of the reporting units to all of the assets (recognized and unrecognized) and liabilities of the reporting units in a manner similar to a purchase price allocation, in accordance with SFAS 141. The residual fair value after this allocation was the implied fair values of the reporting units goodwill. Canon recognized impairment losses amounting to ¥503 million in the year ended December 31, 2002 since the carrying amounts of the reporting units goodwill exceeded their implied fair values.

Prior to the adoption of SFAS 142, goodwill was amortized on a straight-line basis over the expected periods to be benefited and assessed for recoverability by determining whether the amortization of the goodwill balance over its remaining life could be recovered through undiscounted future operating cash flows of the acquired operation. All other intangible assets were amortized on a straight-line basis over the expected periods to be benefited. The amount of goodwill and other intangible asset impairment, if any, was measured based on projected discounted future operating cash flows using a discount rate reflecting the Canon’s average cost of funds.

(j)	Income Taxes

Canon accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 (“SFAS 109”), “Accounting for Income Taxes”. Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

(k)	Product Warranties

A liability for the estimated product warranty related cost is established at the time revenue is recognized and is included in accrued expenses. Estimates for accrued product warranty cost are primarily based on historical experience, and are affected by ongoing product failure rates, specific product class failures outside of the baseline experience, material usage and service delivery costs incurred in correcting a product failure.

(l)	Employee Retirement and Severance Benefits

The Company and certain of its subsidiaries have various employee retirement and severance defined benefit plans covering substantially all employees who meet eligibility requirements (see note 7).

(m)	Revenue Recognition

Canon recognizes revenue when persuasive evidence of an arrangement including title transfer exists, delivery has occurred, the sales price is fixed or determinable, and collectibility is probable. These criteria are met for mass-merchandising products such as printers and cameras at the time when the product is received by the customer based on the free-on-board destination sales terms, and for products with acceptance provisions such as steppers at the time when the product is received by the customer and the specific criteria of the product is demonstrated by Canon with only certain inconsequential or perfunctory work left to be performed by the customer.

(n)	Research and Development and Advertising

The costs of research and development and advertising are expensed as incurred.

(o)	Shipping and Handling Costs

Shipping and handling costs totaled ¥39,170 million and ¥33,835 million for the years ended December 31, 2002 and 2001, respectively, and are included in selling, general and administrative expenses in the consolidated statements of income.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

(p)	Derivative Financial Instruments

On January 1, 2001, Canon adopted Statement of Financial Accounting Standards No. 133 (“SFAS 133”), “Accounting for Derivative Instruments and Hedging Activities” and No. 138 (“SFAS 138”), “Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133”. Both standards establish accounting and reporting standards for derivative instruments and for hedging activities, and require that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value.

All derivatives are recognized on the consolidated balance sheet at their fair value. On the date the derivative contract is entered into, Canon designates the derivative as either a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (“fair value” hedge), a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (“cash flow” hedge), a foreign-currency fair-value or cash-flow hedge (“foreign currency” hedge), or a hedge of a net investment in a foreign operation. Canon formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair-value, cash-flow, or foreign-currency hedges to specific assets and liabilities on the consolidated balance sheet or to specific firm commitments or forecasted transactions. Canon also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, Canon discontinues hedge accounting prospectively.

Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a fair-value hedge, along with the loss or gain on the hedged asset or liability or unrecognized firm commitment of the hedged item that is attributable to the hedged risk are recorded in earnings. Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash-flow hedge are recorded in other comprehensive income (loss), until earnings are affected by the variability in cash flows of the designated hedged item. Changes in the fair value of derivatives that are highly effective as hedges and that are designated and qualify as foreign-currency hedges are recorded in either earnings or other comprehensive income (loss), depending on whether the hedge transaction is a fair-value hedge or a cash-flow hedge. However, if a derivative is used as a hedge of a net investment in a foreign operation, its changes in fair value, to the extent effective as a hedge, are recorded in the cumulative translation adjustments account within other comprehensive income (loss).

Canon discontinues hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of the hedged item, the derivative expires or is sold, terminated, or exercised, the derivative is dedesignated as a hedging instrument, because it is unlikely that a forecasted transaction will occur, a hedged firm commitment no longer meets the definition of a firm commitment, or management determines that designation of the derivative as a hedging instrument is no longer appropriate.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair-value hedge, Canon continues to carry the derivative on the consolidated balance sheet at its fair value, and no longer adjusts the hedged asset or liability for changes in fair value. The adjustment of the carrying amount of the hedged asset or liability is accounted for in the same manner as other components of the carrying amount of that asset or liability. When hedge accounting is discontinued because the hedged item no longer meets the definition of a firm commitment, Canon continues to carry the derivative on the consolidated balance sheet at its fair value, removes any asset or liability that was recorded pursuant to recognition of the firm commitment from the consolidated balance sheet and recognizes any gain or loss in earnings. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, Canon continues to carry the derivative on the consolidated balance sheet at its fair value, and gains and losses that were accumulated in other comprehensive income (loss) are recognized immediately in earnings. In all other situations in which hedge accounting is discontinued, Canon continues to carry the derivative at its fair value on the consolidated balance sheet, and recognizes any changes in its fair value in earnings.

Canon also uses certain derivative financial instruments which do not meet the hedging criteria of SFAS 133 and 138. Canon records these derivative financial instruments on the balance sheet at fair value. The changes in fair values are recorded in earnings immediately.

The cumulative effect adjustment upon the adoption of SFAS 133 and 138 on January 1, 2001, net of the related income tax effect, resulted in an increase to net income of approximately ¥3,692 million and a decrease to other comprehensive income (loss) of approximately ¥2,401 million.

(q)	Issuance of Stock by Subsidiaries

The change in the Company’s proportionate share of subsidiary equity resulting from issuance of stock by the subsidiaries is accounted for as an equity transaction.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

(r)	Earnings per Share

Basic earnings per share have been computed by dividing net income available to common stockholders by the weighted-average number of common shares outstanding during each year. Diluted earnings per share reflect the potential dilution and have been computed on the basis that all convertible debentures were converted at beginning of the year or at time of issuance (if later), and that all dilutive warrants were exercised (less the number of treasury shares assumed to be purchased from the proceeds using the average market price of the Company’s common shares).

(s)	Use of Estimates

The preparation of the consolidated financial statements requires management of Canon to make a number of estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include valuation allowances for receivables, inventories and deferred tax assets; impairment of long-lived assets; environmental liabilities; valuation of derivative instruments; and assets and obligations related to employee benefits. Actual results could differ from those estimates.

(t)	New Accounting Standards

In June 2001, the Financial Accounting Standards Board issued Financial Accounting Standards No. 143 (“SFAS 143”), “Accounting for Asset Retirement Obligations”. SFAS 143 applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and subsequently allocated to expense over the asset’s useful life. Canon adopted the provisions of SFAS 143 on January 1, 2003. The adoption of SFAS 143 did not have a material effect on Canon’s consolidated financial position and results of operations.

In June 2002, the Financial Accounting Standards Board issued Financial Accounting Standards No. 146 (“SFAS 146”), “Accounting for Costs Associated with Exit or Disposal Activities”. SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities. It nullifies Emerging Issues Task Force Issue No. 94-3 (“EITF 94-3”), “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. The principal difference between SFAS 146 and EITF 94-3 relates to the recognition of a liability for a cost associated with an exit or disposal activity. SFAS 146 requires that a liability be recognized for those costs only when the liability is incurred, that is, when it meets the definition of a liability in the conceptual framework of the Financial Accounting Standards Board. SFAS 146 also establishes fair value as the objective for initial measurement of liabilities related to exit or disposal activities. Canon adopted the provision of SFAS 146 for exit or disposal activities that are initiated after December 31, 2002. The adoption of SFAS 146 did not have a material effect on Canon’s consolidated financial position and results of operations.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

In November 2002, the Financial Accounting Standard Board also issued FASB Interpretation No. 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, as interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34”. FIN 45 requires that a liability be recorded in the guarantor’s balance sheet upon issuance of a guarantee. In addition, FIN 45 requires disclosures about the guarantees that an entity has issued, including a rollforward of the entity’s product warranty liabilities. Canon adopted the recognition provisions of FIN 45 prospectively to guarantees issued after December 31, 2002. The disclosure provisions of FIN 45 are effective for consolidated financial statements as of December 31, 2002. The adoption of FIN 45 did not have a material effect on Canon’s consolidated financial position and results of operations.

In January 2003, the Emerging Issues Task Force also reached a final consensus on Issue 03-2 (“EITF 03-2”), “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities”. EITF 03-2 addresses accounting for a transfer to the Japanese government of a substitutional portion of an Employees’ Pension Fund plan (“EPF”) which is a defined benefit pension plan established under the Welfare Pension Insurance Law. EITF 03-2 requires employers to account for the entire separation process of a substitutional portion from an entire plan (including a corporate portion) upon completion of the transfer to the government of the substitutional portion of the benefit obligation and related plan assets as the culmination of a series of steps in a single settlement transaction. Under this approach, the difference between the fair value of the obligation and the assets required to be transferred to the government should be accounted for and separately disclosed as a subsidy. On March 1, 2003, subsequent to the date of the independent auditors’ report, the applications, which were submitted by the Company and Canon Sales, Inc., the domestic consolidated subsidiary, for approval on February 14, 2003, were approved by the government for an exemption from the obligation to pay benefits for future employee service related to the substitutional portion. Management plans to submit another application for separation of the remaining substitutional portion (that is, the benefit obligation related to past services). After Canon’s applications are approved by the government, the remaining benefit obligation of the substitutional portion (that amount earned by past services) as well as the related government-specified portion of the plan assets of the EPF will be transferred to the government. The effect on Canon’s consolidated financial statements of the transfer has not yet been determined.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

(2)	Foreign Operations

Amounts included in the consolidated financial statements relating to subsidiaries operating in foreign countries are summarized as follows:

	Millions of yen

	2002	2001

Total assets	1,238,800	1,074,856
Net assets	518,927	482,986
Net sales	2,151,062	2,048,993
Net income	58,883	31,903

(3)	Marketable Securities and Investments

Marketable securities and investments include available-for-sale securities. The cost, gross unrealized holding gains, gross unrealized holding losses and fair value for such securities by major security type at December 31, 2002 and 2001 were as follows:

	Millions of yen

		Gross	Gross
		Unrealized	Unrealized
		Holding	Holding
	Cost	Gains	Losses	Fair Value

2002:
Current:
Available-for-sale:
Japanese and foreign governmental bond securities	59	2	—	61
Corporate debt securities	5,698	44	14	5,728
Bank debt securities	91	—	—	91
Fund trusts	220	90	—	310
Equity securities	1,194	—	129	1,065

	7,262	136	143	7,255

Noncurrent:
Available-for-sale:
Japanese and foreign governmental bond securities	220	7	—	227
Corporate debt securities	5,149	67	43	5,173
Bank debt securities	150	—	—	150
Fund trusts	2,302	—	193	2,109
Equity securities	5,263	2,628	880	7,011

	13,084	2,702	1,116	14,670

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

	Millions of yen

		Gross	Gross
		Unrealized	Unrealized
		Holding	Holding
	Cost	Gains	Losses	Fair Value

2001:
Current:
Available-for-sale:
Japanese and foreign governmental bond securities	55	—	—	55
Corporate debt securities	3,623	59	—	3,682
Bank debt securities	91	—	—	91
Equity securities	1,008	2	66	944

	4,777	61	66	4,772

Noncurrent:
Available-for-sale:
Japanese and foreign governmental bond securities	201	—	—	201
Corporate debt securities	5,553	267	—	5,820
Fund trusts	1,891	82	2	1,971
Equity securities	6,430	5,635	646	11,419

	14,075	5,984	648	19,411

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Net unrealized gains on available-for-sale securities, net of related taxes and minority interests, decreased by ¥1,732 million and ¥13,603 million in the years ended December 31, 2002 and 2001, respectively.

Maturities of marketable securities and investments classified as available-for-sale at December 31, 2002 and 2001 were as follows:

	Millions of yen

	2002		2001

	Cost	Fair Value	Cost	Fair Value

Due 2002	—	—	3,824	3,883
Due 2003	6,068	6,190	—	—
Due between 2003 and 2006	—	—	2,074	2,387
Due between 2004 and 2007	545	608	—	—
Due after 2007	—	—	5,516	5,550
Due after 2008	7,276	7,051	—	—
Equity securities	6,457	8,076	7,438	12,363

	20,346	21,925	18,852	24,183

Proceeds from sale of available-for-sale securities were ¥1,099 million and ¥9,473 million in the years ended December 31, 2002 and 2001, respectively.

In June 2001, Canon contributed certain marketable equity securities, not including those of its subsidiaries and affiliated companies, to an established employee retirement benefit trust, with no cash proceeds thereon. The fair value of those securities at the time of contribution was ¥38,954 million. Upon contribution of those available-for-sale securities, the net unrealized gains amounting to ¥15,536 million were realized and were accounted for as “Other, net” in the consolidated statements of income.

Realized gains and losses during the years ended December 31, 2002 were insignificant.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

(4)	Goodwill and Other Intangible Assets

The components of acquired intangible assets excluding goodwill at December 31, 2002 and January 1, 2002 were as follows:

	Millions of Yen

	As of December 31, 2002		As of January 1, 2002

	Gross Carrying	Accumulated	Gross Carrying	Accumulated
	Amount	Amortization	Amount	Amortization

Intangible assets subject to amortization:
Software	106,664	74,971	94,505	67,097
Other	3,233	1,106	3,341	1,088

Total	109,897	76,077	97,846	68,185

Intangible assets not subject to amortization at December 31, 2002 and January 1, 2002 were insignificant.

Aggregate amortization expense for the year ended December 31, 2002 is ¥6,288 million. Estimated amortization expense for the next five years ending December 31 is: ¥9,807 million in 2003, ¥9,219 million in 2004, ¥6,131 million in 2005, ¥3,233 million in 2006, and ¥1,669 million in 2007.

The changes in the carrying amount of goodwill for the year ended December 31, 2002 were as follows:

Millions of Yen

2002

Balance at beginning of year	13,375
Goodwill acquired during the year	806
Impairment losses	(503)
Translation adjustment	(38)

Balance at end of year	13,640

Due to a continuing negative trend in the business systems industries and semiconductor related market, operating profit and cash flows were lower than expected. In the year ended December 31, 2002, under the continuing negative trend, the majority of goodwill impairment loss of ¥503 million was recognized from the business system and optical and other products reporting units since the carrying amounts of the reporting units were greater than the fair value of the reporting units (as determined using the expected present value of future cash flows) and the carrying amounts of the reporting units goodwill exceeded the implied fair value of that goodwill.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Reconciliation of “Income before cumulative effect of change in accounting principle” and “Earnings per share before cumulative effect of change in accounting principle” to the amounts adjusted for the exclusion of goodwill amortization for the years ended December 31, 2002 and 2001 are as follows:

	Millions of Yen

	2002	2001

Income before cumulative effect of change in accounting principle:
Reported income before cumulative effect of change in accounting principle	190,737	163,869
Add back: goodwill amortization (net of tax)	—	968

Adjusted income before cumulative effect of change in accounting principle	190,737	164,837

	Yen

Basic earnings per share before cumulative effect of change in accounting principle:
Reported income before cumulative effect of change in accounting principle	217.56	187.07
Add back: goodwill amortization (net of tax)	—	1.11

Adjusted income before cumulative effect of change in accounting principle	217.56	188.18

Diluted earnings per share before cumulative effect of change in accounting principle:
Reported income before cumulative effect of change in accounting principle:	214.80	184.55
Add back: goodwill amortization (net of tax)	—	1.08

Adjusted income before cumulative effect of change in accounting principle	214.80	185.63

(5)	Investments in Affiliated Companies

Of the investments in affiliated companies owned 20% to 50%, certain investments are accounted for on the equity basis and the others are carried at cost. Canon’s equity in undistributed earnings of the latter companies is not significant.

Canon’s share of the net earnings (loss) of companies carried at equity, included in other income (deductions), and dividends received from those companies for the years ended December 31, 2002 and 2001 are as follows:

	Millions of Yen

	2002	2001

Net earnings (loss)	(3,521)	(1,845)
Dividends received	664	401

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

(6)	Short-term Loans and Long-term Debt

Short-term loans consisted of the following:

	Millions of yen

	2002	2001

Bank borrowings	47,742	62,103
Acceptances payable by foreign subsidiaries	6	84,253
Long-term debt due within one year	19,006	53,748

	66,754	200,104

The weighted average interest rates on short-term loans outstanding at December 31, 2002 and 2001 were 2.58% and 2.76%, respectively.
At December 31, 2002 and 2001, unused short-term credit facilities for issuance of commercial paper amounted to ¥59,950 million and ¥65,975 million, respectively.
A substantial portion of the acceptances payable by foreign subsidiaries was secured by the subsidiaries’ inventories and trade receivables.

Long-term debt consisted of the following:

	Millions of yen

	2002	2001

Loans, principally from banks, maturing in installments through 2030; bearing weighted average interest of 2.09% and 3.93% at December 31, 2002 and 2001, respectively, partially secured by mortgage of property, plant and equipment	30,324	37,850
2-1/20% Japanese yen notes, due 2002	—	5,000
2-3/5% Japanese yen notes, due 2002	—	20,479
1-7/50% Japanese yen notes, due 2002	—	2,000
1-3/5% Japanese yen notes, due 2002	—	10,000
2-3/10% Japanese yen notes, due 2003	5,000	5,000
1-53/100% Japanese yen notes, due 2003	5,000	5,000
2-23/40% Japanese yen notes, due 2004	10,000	10,000
2-1/40% Japanese yen notes, due 2004	10,000	10,000
1-22/25% Japanese yen notes, due 2005	5,000	5,000
2-19/20% Japanese yen notes, due 2007	10,000	10,000
2-27/100% Japanese yen notes, due 2008	10,000	10,000
1% Japanese yen convertible debentures, due 2002	—	3,825
1-2/10% Japanese yen convertible debentures, due 2005	5,149	5,172
1-3/10% Japanese yen convertible debentures, due 2008	9,882	9,948

	100,355	149,274

Less amount due within one year	19,006	53,748

	81,349	95,526

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

The aggregate annual maturities of long-term debt outstanding at December 31, 2002 and 2001 were as follows:

	Millions of yen

	2002	2001

2002	—	57,573
2003	19,006	20,466
2004	30,944	25,202
2005	16,474	11,742
2006	1,217	433
2007	10,262	—
After 2007	—	33,858
After 2008	22,452	—

	100,355	149,274

Property, plant and equipment with a book value at December 31, 2002 of ¥9,416 million and 2001 of ¥10,713 million were mortgaged to secure long-term debt.

As is customary in Japan, both short-term and long-term bank loans are made under general agreements which provide that security and guarantees for present and future indebtedness will be given upon request of the bank, and that the bank shall have the right to offset cash deposits against obligations that have become due or, in the event of default, against all obligations due the bank. Long-term agreements with lenders other than banks also generally provide that Canon must give additional security upon request of the lender.

The 1-2/10% Japanese yen convertible debentures due 2005 are currently convertible into approximately 3,440,000 shares of common stock at a conversion price of ¥1,497.00 per share. The debentures are redeemable at the option of the Company between January 1, 2003 and December 31, 2004 at premiums ranging from 2% to 1%, and at par thereafter, or, dependent on a particular circumstance, at par.

The 1-3/10% Japanese yen convertible debentures due 2008 are currently convertible into approximately 6,601,000 shares of common stock at a conversion price of ¥1,497.00 per share. The debentures are redeemable at the option of the Company between January 1, 2003 and December 31, 2007 at premiums ranging from 5% to 1%, and at par thereafter, or, dependent on a particular circumstance, at par.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

(7)	Employee Retirement and Severance Benefits

The Company and certain of its subsidiaries have contributory and noncontributory defined benefit plans covering substantially all employees after one year of service. Other subsidiaries sponsor unfunded retirement and severance plans. Benefits payable under the plans are based on employee earnings and years of service. The contributory plans mainly represent the Employees’ Pension Fund plans (“EPFs”), composed of the substitutional portions based on the pay-related part of the old age pension benefits prescribed by the Welfare Pension Insurance Law in Japan and the corporate portions based on contributory defined benefit pension arrangements established at the discretion of the Company and its subsidiaries. Management considers that substitutional portions of the EPFs, which are administered by a board of trustees composed of management and labor representatives, represent welfare pension plans carried on behalf of the Japanese government. These contributory and noncontributory plans are funded in conformity with the funding requirements of applicable Japanese governmental regulations. Net periodic benefit cost for Canon’s employee retirement and severance defined benefit plans for the years ended December 31, 2002 and 2001 consisted of the following components:

	Millions of yen

	2002	2001

Service cost — benefits earned during the year	39,206	36,553
Interest cost on projected benefit obligation	19,270	20,341
Expected return on plan assets	(14,523)	(13,636)
Net amortization	11,841	8,755

	55,794	52,013

Weighted-average assumptions:
Discount rate	2.7%	2.7%
Assumed rate of increase in future compensation levels	3.4%	3.3%
Expected long-term rate of return on plan assets	3.5%	3.5%

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Reconciliations of beginning and ending balances of the benefit obligations and the fair value of the plan assets are as follows:

	Millions of yen

	2002	2001

Change in benefit obligations:
Benefit obligations at beginning of year	718,091	614,187
Service cost	39,206	36,553
Interest cost	19,270	20,341
Plan participants’ contributions	3,825	3,517
Amendments	—	(56,664)
Actuarial loss (gain)	(1,916)	69,352
Benefits paid	(13,019)	(9,816)
Other	995	40,621

Benefit obligations at end of year	766,452	718,091

Change in plan assets:
Fair value of plan assets at beginning of year	429,483	338,223
Actual return on plan assets	(33,813)	(34,942)
Employer contributions	33,661	89,626
Plan participants’ contributions	3,825	3,517
Benefits paid	(13,019)	(9,816)
Other	1,505	42,875

Fair value of plan assets at end of year	421,642	429,483

Funded status	(344,810)	(288,608)
Unrecognized actuarial loss	329,240	295,664
Unrecognized prior service cost	(52,773)	(56,664)
Unrecognized net transition obligation being recognized over 22 years	4,988	5,333

Net amount recognized	(63,355)	(44,275)

Amounts recognized in the consolidated balance sheets consist of:
Prepaid pension cost	2,664	1,394
Accrued pension and severance cost	(285,129)	(237,537)
Intangible assets	144	—
Accumulated other comprehensive income (loss), gross of tax	218,966	191,868

Net amount recognized	(63,355)	(44,275)

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Employer contributions for the year ended December 31, 2001 include contribution of equity securities to an employee pension trust. The fair value of those securities at the time of contribution was ¥38,954 million.

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were ¥709,881 million , ¥650,339 million and ¥369,777 million as of December 31, 2002.

Directors and certain employees are not covered by the programs described above. Benefits paid to such persons and meritorious service payments are charged to income as paid, since amounts vary with circumstances, and it is therefore not practicable to compute the liability for future payments.

(8)	Income Taxes

Total income taxes were allocated as follows:

	Millions of yen

	2002	2001

Income before income taxes and minority interests	134,703	115,154
Stockholders’ equity — accumulated other comprehensive income (loss):
Foreign currency translation adjustments	2,387	(684)
Net unrealized gains and losses on securities	(1,188)	(11,692)
Net losses on derivative instruments	1,513	(1,755)
Minimum pension liability adjustments	(10,680)	(26,592)

	126,735	74,431

Domestic and foreign components of income before income taxes and minority interests (“Income before income taxes”), and the current and deferred income tax expense (benefit) attributable to such income before income taxes are summarized as follows:

	Millions of yen

	Japanese	Foreign	Total

2002:
Income before income taxes	237,677	92,340	330,017
Income taxes:
Current	109,102	27,389	136,491
Deferred	(7,212)	5,424	(1,788)

	101,890	32,813	134,703

2001:
Income before income taxes	230,456	51,110	281,566
Income taxes:
Current	95,664	17,318	112,982
Deferred	(1,738)	3,910	2,172

	93,926	21,228	115,154

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

The Company and its domestic subsidiaries are subject to a number of taxes based on income, which in the aggregate resulted in a normal tax rate of approximately 42.0%.

A reconciliation of the Japanese normal income tax rate and the effective income tax rate as a percentage of income before income taxes is as follows:

	2002	2001

Japanese normal income tax rate	42.0%	42.0%
Increase (reduction) in income taxes resulting from:
Expenses not deductible for tax purposes	0.5	1.4
Tax benefits not recognized on operating losses of subsidiaries	0.2	0.9
Income of foreign subsidiaries taxed at lower than Japanese normal tax rate	(2.5)	(2.0)
Tax credit for increased research and development expenses	(1.6)	(2.1)
Other	2.2	0.7

Effective income tax rate	40.8%	40.9%

Net deferred income tax assets and liabilities are reflected on the accompanying consolidated balance sheets under the following captions:

	Millions of yen

	2002	2001

Prepaid expenses and other current assets	85,379	82,951
Other assets	170,673	160,821
Other current liabilities	(1,213)	(1,517)
Other noncurrent liabilities	(16,120)	(10,234)

	238,719	232,021

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2002 and 2001 are presented below:

	Millions of yen

	2002	2001

Deferred tax assets:
Inventories — intercompany profits and write-downs	55,806	49,754
Accrued business tax	6,794	6,146
Accrued pension and severance cost	42,253	39,941
Minimum pension liability adjustments	97,454	87,524
Property, plant and equipment — intercompany profits	3,375	3,715
Research and development — costs capitalized for tax purposes	21,215	23,067
Depreciation	14,699	13,828
Net operating losses carried forward	6,119	8,989
Other	42,269	52,647

Total gross deferred tax assets	289,984	285,611
Less valuation allowance	9,683	12,875

Net deferred tax assets	280,301	272,736

Deferred tax liabilities:
Land including deferred gain on sale	(2,540)	(3,028)
Unamortized debt issuance cost	(141)	(205)
Accounts receivable — allowance for doubtful accounts	(1,132)	(990)
Undistributed earnings of foreign subsidiaries and affiliated companies	(10,563)	(5,472)
Net unrealized gains on securities	(400)	(2,247)
Other	(26,806)	(28,773)

Total gross deferred tax liabilities	(41,582)	(40,715)

Net deferred tax assets	238,719	232,021

The valuation allowance for deferred tax assets as of January 1, 2001 was ¥6,367 million. The net change in the total valuation allowance for the years ended December 31, 2002 and 2001 was a decrease of ¥3,192 million and an increase of ¥6,508 million, respectively.

Based upon the level of historical taxable income and projections for future taxable income over the periods which the net deductible temporary differences are expected to reverse, management believes it is more likely than not Canon will realize the benefits of these deferred tax assets, net of the existing valuation allowances at December 31, 2002 and 2001.

Net operating losses carried forward for income tax purposes that Canon had, at December 31, 2002 and 2001, are summarized as follows:

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

	Millions of yen

	2002	2001

Net operating losses carried forward for income tax purposes:
through 2007	16,929	—
through 2011	—	22,490
indefinite period	362	867

Total	17,291	23,357

Canon has not recognized deferred tax liabilities of approximately ¥34,534 million and ¥35,404 million for the portion of undistributed earnings of foreign subsidiaries that arose in the year ended December 31, 2002 and 2001, respectively, because Canon currently does not expect those unremitted earnings to reverse and become taxable to the Company in the foreseeable future. Deferred tax liabilities will be recognized when Canon expects that it will recover those undistributed earnings in a taxable manner, such as through receipt of dividends or sale of the investments. As of December 31, 2002 and 2001, such undistributed earnings of these subsidiaries were approximately ¥373,724 million and ¥342,414 million, respectively.

(9)	Common Stock

During the years ended December 31, 2002 and 2001, the Company issued 2,853,912 shares, and 655,309 shares shares of common stock, respectively. The issuance of 243,360 shares during the year ended December 31, 2002 was in connection with the acquisition of the outstanding minority ownership interest of 37% of Canon Components, Inc. The acquisition of the minority interest was consummated on May 1, 2002, whereby Canon Components Inc. became a wholly-owned subsidiary of the Company. The remaining issuance of the shares of the Company was in connection with conversion of convertible debt.

(10)	Legal Reserve and Cash Dividends

The amount available for dividends under the Japanese Commercial Code is based on the amount recorded in the Company’s nonconsolidated books of account in accordance with financial accounting standards of Japan. The adjustments included in the accompanying consolidated financial statements to have them conform with accounting principles generally accepted in the United States of America, but not recorded in the books of account, have no effect on the determination of retained earnings available for dividends under the Japanese Commercial Code.

(11)	Noncash Financing Activities

In the years ended December 31, 2002 and 2001, common stock and additional paid-in capital arising from conversion of convertible debt amounted to ¥3,908 million and ¥981 million, respectively.

As a result of the acquisition of the outstanding minority ownership interest of Canon Components Inc. during the year ended December 31, 2002, goodwill classified as other assets and additional paid-in capital increased by ¥795 million and ¥1,052 million , respectively, and also minority interests decreased by ¥257 million .

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

(12)	Other Comprehensive Income (Loss)

Change in accumulated other comprehensive income (loss) is as follows:

	Millions of yen

	2002	2001

Foreign currency translation adjustments:
Balance at beginning of year	(52,660)	(104,149)
Adjustments for the year	(15,864)	51,489

Balance at end of year	(68,524)	(52,660)

Net unrealized gains and losses on securities:
Balance at beginning of year	564	14,167
Adjustments for the year	(1,732)	(13,603)

Balance at end of year	(1,168)	564

Net losses on derivative instruments:
Balance at beginning of year	(2,423)	—
Adjustments for the year	2,089	(2,423)

Balance at end of year	(334)	(2,423)

Minimum pension liability adjustments:
Balance at beginning of year	(80,649)	(56,600)
Adjustments for the year	(15,792)	(24,049)

Balance at end of year	(96,441)	(80,649)

Total accumulated other comprehensive income (loss):
Balance at beginning of year	(135,168)	(146,582)
Adjustments for the year	(31,299)	11,414

Balance at end of year	(166,467)	(135,168)

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Tax effects allocated to each component of other comprehensive income (loss) and reclassification adjustments are as follows:

	Millions of yen

	Before-tax	Tax (expense)	Net-of-tax
	amount	or benefit	amount

2002:
Foreign currency translation adjustments:
Amount arising during the year	(13,521)	(2,908)	(16,429)
Reclassification adjustments for gains and losses realized in net income	44	521	565

Net change during the year	(13,477)	(2,387)	(15,864)

Net unrealized gains and losses on securities:
Amount arising during the year	(2,331)	872	(1,459)
Reclassification adjustments for gains and losses realized in net income	(589)	316	(273)

Net change during the year	(2,920)	1,188	(1,732)

Net losses on derivative instruments:
Amount arising during the year	(1,052)	442	(610)
Reclassification adjustments for gains and losses realized in net income	4,654	(1,955)	2,699

Net change during the year	3,602	(1,513)	2,089

Minimum pension liability adjustments	(26,472)	10,680	(15,792)

Other comprehensive income (loss)	(39,267)	7,968	(31,299)

	Millions of yen

	Before-tax	Tax (expense)	Net-of-tax
	amount	or benefit	amount

2001:
Foreign currency translation adjustments:
Amount arising during the year	50,823	684	51,507
Reclassification adjustments for gains and losses realized in net income	(18)	—	(18)

Net change during the year	50,805	684	51,489

Net unrealized gains and losses on securities:
Amount arising during the year	(8,434)	4,535	(3,899)
Reclassification adjustments for gains and losses realized in net income	(16,861)	7,157	(9,704)

Net change during the year	(25,295)	11,692	(13,603)

Net losses on derivative instruments:
Amount arising during the year	(11,146)	4,681	(6,465)
Reclassification adjustments for gains and losses realized in net income	6,968	(2,926)	4,042

Net change during the year	(4,178)	1,755	(2,423)

Minimum pension liability adjustments	(50,641)	26,592	(24,049)

Other comprehensive income (loss)	(29,309)	40,723	11,414

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

(13)	Earnings per Share

A reconciliation of the numerators and denominators of basic and diluted earnings per share for “Income before cumulative effect of change in accounting principle” computations is as follows:

	Millions of yen

	2002	2001

Income before cumulative effect of change in accounting principle	190,737	163,869
Effect of dilutive securities:
1% Japanese yen convertible debentures, due 2002	26	40
1-2/10% Japanese yen convertible debentures, due 2005	48	48
1-3/10% Japanese yen convertible debentures, due 2008	91	91

Diluted income before cumulative effect of change in accounting principle	190,902	164,048

	Number of shares

	2002	2001

Average common shares outstanding	876,716,443	875,960,380
Effect of dilutive securities:
1% Japanese yen convertible debentures, due 2002	1,952,315	2,859,462
1-2/10% Japanese yen convertible debentures, due 2005	3,446,071	3,461,229
1-3/10% Japanese yen convertible debentures, due 2008	6,624,428	6,646,369

Diluted common shares outstanding	888,739,257	888,927,440

	Yen

	2002	2001

Earnings per share before cumulative effect of change in accounting principle:
Basic	217.56	187.07
Diluted	214.80	184.55

The computation of diluted net income per share for the year ended December 31, 2001 uses the same average common shares outstanding used for the computation of diluted net income per share before cumulative effect of accounting change, and reflects the effect of dilutive securities in diluted net income.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

(14)	Derivatives and Hedging Activities

Risk management policy

Canon operates internationally which exposes Canon to the risk of changes in foreign exchange rates and interest rates. Derivative financial instruments are comprised principally of foreign exchange contracts and interest rate swaps utilized by the Company and certain of its subsidiaries to reduce these risks. Canon assesses foreign currency exchange rate risk and interest rate risk by continually monitoring changes in these exposures and by evaluating hedging opportunities. Canon does not hold or issue derivative financial instruments for trading purposes. Canon is also exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments, but it is not expected that any counterparties will fail to meet their obligations, because most of the counterparties are internationally recognized financial institutions and contracts are diversified into a number of major financial institutions.

Foreign currency exchange rate risk management

The major manufacturing bases of Canon are located in Japan and Asia. The sales generated from overseas are mainly denominated in U.S. dollar or Euro. Therefore, Canon’s international operations expose Canon to the risk of changes in foreign currency. Canon uses foreign exchange contracts to manage certain foreign currency exchange exposures principally from the exchange of U.S. dollar and Euro into Japanese yen. These contracts are primarily used to hedge the foreign currency exposure of forecasted intercompany sales which are denominated in foreign currencies. In accordance with Canon’s policy, a specific portion of foreign currency exposure resulting from forecasted intercompany sales are hedged using foreign exchange contracts which principally mature within three months.

Interest rate risk management

Canon’s exposure to the market risk of changes in interest rates relates primarily to its debt obligations. The fixed-rate debt obligations expose Canon to variability in their fair values due to change in interest rates. To manage the variability in the fair values caused by interest rate changes, Canon enters into interest rate swaps, when it is determined to be appropriate based on market conditions. The interest rate swaps change the fixed-rate debt obligations to variable-rate debt obligations by entering into receive-fixed, pay-variable interest rate swaps. The hedging relationship between the interest rate swaps and its hedged debt obligations is highly effective in achieving offsetting changes in fair values resulting from interest rate risk.

Fair value hedge

Derivative financial instruments designated as fair value hedges principally relate to interest rate swaps associated with fixed rate debt obligations. Changes in fair values of the hedged debt obligations and derivative instruments designated as fair value hedges of these debt obligations are recognized in other income (deductions). There is no hedging ineffectiveness or net gains or losses excluded from the assessment of hedge effectiveness for the years ended December 31, 2002 and 2001 as the critical terms of the interest rate swaps match the terms of the hedged debt obligations.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Cash flow hedge

Changes in the fair value of foreign exchange contracts designated and qualifying as cash flow hedges of forecasted intercompany sales are reported in accumulated other comprehensive income (loss). These amounts are subsequently reclassified into earnings through other income (deductions) in the same period as the hedged items affect earnings. All the accumulated other comprehensive income (loss) at end of year are substantially expected to be recognized in earnings over the next twelve months. Canon excludes the time value component of the hedging instruments from the assessment of hedge effectiveness.

The effective portions of changes in the fair value of foreign exchange contracts designated as cash flow hedges and reported in accumulated other comprehensive income (loss), net of the related tax effect, are losses of ¥610 million and ¥6,465 million for the years ended December 31, 2002 and 2001. The amounts which were reclassified out of accumulated other comprehensive income (loss) into other income (deductions), net of the related tax effect, are net losses of ¥2,699 million and ¥4,042 million for the years ended December 31, 2002 and 2001. The amounts of the hedging ineffectiveness is not material for the years ended December 31, 2002 and 2001. The sum of the amount of net gains or losses excluded from the assessment of hedge effectiveness which are also recorded in other income (deductions), net of the related tax effect, are net gains of ¥668 million and ¥1,907 million for the years ended December 31, 2002 and 2001.

Canon has entered into certain foreign exchange contracts which do not meet the hedging criteria of SFAS 133 and 138. Canon records these foreign exchange contracts on the balance sheet at fair value. The changes in fair values are recorded in earnings immediately. The notional amounts of those foreign exchange contracts were ¥362,276 million and ¥202,932 million at December 31, 2002 and 2001.

Canon has entered into certain interest rate swap agreements which do not meet the hedging criteria of SFAS 133 and 138. Canon records these interest rate swap agreements on the balance sheet at fair value. The changes in fair values are recorded in earnings immediately. The notional amounts of those interest rate swap agreements were ¥57,270 million and ¥62,788 million at December 31, 2002 and 2001. Canon recognized net losses related to those interest rate swaps in the amount of ¥1,738 million and ¥2,521 million for the years ended December 31, 2002 and 2001 and classified such amount in other income (deductions).

Contract amounts of foreign exchange contracts and interest rate swaps at December 31, 2002 and 2001 are set forth below:

	U.S. dollars	Euro	Other	Total

2002:
To sell foreign currencies	262,408	138,631	21,757	422,796
To buy foreign currencies	3,586	2,307	759	6,652
Receive-fixed interest rate swaps	—	—	180	180
Pay-fixed interest rate swaps	56,019	1,251	—	57,270
2001:
To sell foreign currencies	117,810	115,475	17,603	250,888
To buy foreign currencies	11,554	1,593	596	13,743
Receive-fixed interest rate swaps	—	—	21,548	21,548
Pay-fixed interest rate swaps	62,788	—	—	62,788

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

(15)	Commitments and Contingent Liabilities

Canon provides guarantees to third parties of bank loans of its employees, affiliated and other companies. The guarantees for the employees are principally made for their housing loans. The guarantees for the affiliated and other companies are made to ensure that those companies operate with less risk of finance. For each guarantee provided, Canon would have to perform under the guarantee, if they default on a payment within the contract periods of 1 year to 30 years for the employees with housing loans and of 1 year to 15 years for the affiliated and other companies. The maximum amount of undiscounted payments Canon would have to make in the event of default is ¥49,919 million at December 31, 2002. The carrying amounts of the liabilities recognized for Canon’s obligations as a guarantor under those guarantees at December 31, 2002 were insignificant. Certain of those guarantees secured by guarantees issued to Canon by other parties amounted to ¥1,094 million at December 31, 2002.

Canon Inc. and its consolidated subsidiaries provide guarantees to third parties of certain obligations of their consolidated subsidiaries. At December 31, 2002, these guarantees amounted to ¥23,634 million To a lesser extent, consolidated subsidiaries provide guarantees to third parties of obligations of other consolidated subsidiaries. All intercompany guarantees are eliminated in consolidation and therefore are not reflected in the above figure.

Canon is involved in various other claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on Canon’s consolidated financial position, results of operations, or cash flows.

At December 31, 2002 and 2001, commitments outstanding for the purchase of property, plant and equipment and Deposits made under operating leases arrangements are summarized as follows:

	Millions of yen

	2002	2001

Commitments outstanding for the purchase of property, plant and equipment	29,539	51,446
Deposits made under operating lease arrangements	18,133	18,700

Future minimum lease payments required under noncancellable operating leases that have initial or remaining lease terms in excess of one year as of December 31, 2002 and 2001 are as follows:

	Millions of yen

	2002	2001

2002	—	13,731
2003	10,490	10,799
2004	7,315	6,708
2005	5,798	4,916
2006	4,511	3,863
2007	4,065	—
After 2007	—	10,564
After 2008	6,472	—

Total future minimum lease payments	38,651	50,581

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Canon also issues contractual product warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. Change in accrued product warranty cost for the year ended December 31, 2002 is summarized as follows:

Millions of yen

Balance at beginning of year	7,038
Addition	8,351
Utilization	(7,763)
Other	(110)

Balance at end of year	7,516

(16)	Disclosures about the Fair Value of Financial Instruments

Cash and cash equivalents, Trade receivables, Short-term loans, Trade payables, Accrued expenses
The carrying amount approximates fair value because of the short maturity of these instruments.

Marketable securities and Investments
The fair values of Canon’s marketable securities and investments are based on quoted market prices.

Noncurrent receivables
The fair values of Canon’s noncurrent receivables are based on the present value of future cash flows through estimated maturity, discounted using estimated market discount rates. Their carrying amounts at December 31, 2002 and 2001 totaled ¥20,568 million and ¥21,125 million, respectively, which approximate fair values because of their short duration.

Long-term debt
The fair values of Canon’s long-term debt instruments are based on the quoted price in the most active market or the present value of future cash flows associated with each instrument discounted using Canon’s current borrowing rate for similar debt instruments of comparable maturity.

Derivative financial instruments
The fair values of derivative financial instruments, consisting principally of foreign exchange contracts and interest rate swaps, all of which are used for purposes other than trading, are estimated by obtaining quotes from brokers.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

The estimated fair values of Canon’s financial instruments at December 31, 2002 and 2001 are summarized as follows:

	Millions of yen

	2002		2001

	Carrying	Estimated	Carrying	Estimated
	Amount	Fair Value	Amount	Fair Value

Nonderivatives:
Assets:
Marketable securities and Investments	41,285	41,285	38,061	38,061
Liabilities:
Long-term debt, including current installments	(100,355)	(132,574)	(149,274)	(189,577)
Derivatives relating to:
Forecasted intercompany sales transactions:
Assets	808	808	—	—
Liabilities	(622)	(622)	(4,402)	(4,402)
Trade receivables:
Assets	3,851	3,851	493	493
Liabilities	(2,938)	(2,938)	(9,191)	(9,191)
Long-term debt, including current installments:
Interest rate swaps:
Assets	1	1	575	575
Liabilities	(1,149)	(1,149)	(1,463)	(1,463)

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

(17)	Supplementary Expense Information

	Millions of yen

	2002	2001

Research and development	233,669	218,616
Depreciation of property, plant and equipment	158,469	147,286
Rent	44,195	47,558
Advertising	71,725	66,837
Exchange losses	23,468	14,801

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

(18)	Segment Information

Segment Information by product	(Millions of Yen)

			Optical	Corporate
	Business		and other	and
2002:	machines	Cameras	products	Eliminations	Consolidated

Net sales:
Unaffiliated customers	2,226,195	485,778	228,155	—	2,940,128
Intersegment	—	—	139,608	(139,608)	—
Total	2,226,195	485,778	367,763	(139,608)	2,940,128

Operating cost and expenses	1,815,179	415,488	379,415	(16,313)	2,593,769

Operating profit	411,016	70,290	(11,652)	(123,295)	346,359

Assets	1,296,829	263,532	338,377	1,043,968	2,942,706
Depreciation and amortization	106,865	14,118	19,817	24,460	165,260
Capital expenditure	104,877	15,627	23,767	54,431	198,702

	(Millions of Yen)

			Optical	Corporate
	Business		and other	and
2001:	machines	Cameras	products	Eliminations	Consolidated

Net sales:
Unaffiliated customers	2,223,489	381,367	302,717	—	2,907,573
Intersegment	—	—	116,748	(116,748)	—
Total	2,223,489	381,367	419,465	(116,748)	2,907,573

Operating cost and expenses	1,888,571	345,223	395,615	(3,675)	2,625,734

Operating profit	334,918	36,144	23,850	(113,073)	281,839

Assets	1,280,949	215,173	361,799	986,835	2,844,756
Depreciation and amortization	105,907	12,745	15,291	18,357	152,300
Capital expenditure	121,333	16,871	36,057	33,413	207,674

Notes:

1	General corporate expenses of ¥123,193 million and ¥113,128 million in the years ended December 31, 2002 and 2001, respectively, are included in “Corporate and Eliminations.”

2	Corporate assets of ¥1,044,036 million and ¥986,801 million as of December 31,2002 and 2001, respectively, which mainly consist of cash and cash equivalents, marketable securities and corporate properties, are included in “Corporate and Eliminations.”

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Segment Information by geographic area					(Millions of Yen)

					Corporate
					and
2002:	Japan	Americas	Europe	Others	Eliminations	Consolidated

Net sales:
Unaffiliated customers	789,066	1,007,572	852,931	290,559	—	2,940,128
Intersegment	1,475,091	9,791	4,639	426,914	(1,916,435)	—

Total	2,264,157	1,017,363	857,570	717,473	(1,916,435)	2,940,128

Operating cost and expenses	1,867,817	969,542	836,341	699,420	(1,779,351)	2,593,769

Operating profit	396,340	47,821	21,229	18,053	(137,804)	346,359

Assets	1,485,238	346,021	460,521	202,388	448,538	2,942,706

					(Millions of Yen)

					Corporate
					and
2001:	Japan	Americas	Europe	Others	Eliminations	Consolidated

Net sales:
Unaffiliated customers	858,580	983,561	805,243	260,189	—	2,907,573
Intersegment	1,378,031	17,475	2,449	299,410	(1,697,365)	—

Total	2,236,611	1,001,036	807,692	559,599	(1,697,365)	2,907,573

Operating cost and expenses	1,893,448	969,630	806,495	546,291	(1,590,130)	2,625,734

Operating profit	343,163	31,406	1,197	13,308	(107,235)	281,839

Assets	1,376,939	346,046	423,295	174,553	523,923	2,844,756

Notes:

1	General corporate expenses of ¥123,193 million and ¥113,128 million in the years ended December 31, 2002 and 2001, respectively, are included in “Corporate and Eliminations.”
2	Corporate assets of ¥1,044,036 million and ¥986,801 million as of December 31,2002 and 2001, respectively, which mainly consist of cash and cash equivalents, marketable securities and corporate properties, are included in “Corporate and Eliminations.”
3	Segment information by geographic area is determined by the location of Canon or its relevant subsidiary.

Segment Information – Sales by region			(Millions of Yen)

	2002		2001

	Sales	Component	Sales	Component

Japan	732,551	24.9%	827,288	28.5%
Americas	1,010,166	34.4%	982,104	33.8%
Europe	857,167	29.1%	806,104	27.7%
Other areas	340,244	11.6%	292,077	10.0%

Total	2,940,128	100%	2,907,573	100%

Note: This summary of net sales by region of destination is determined by the location of the customer.